FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of the Hut 8 Mining Corp. Fourth Quarter and Full Year 2022 Financial Results Analyst and Investor Call.

Hut 8 Mining Corp.

Fourth Quarter and Full Year 2022 Financial Results Analyst and Investor Call

Event Date/Time: March 9, 2023 — 10:00 a.m. E.T.

Length: 36 minutes

PRESENTATION

…

Jaime Leverton — CEO, Hut 8 Mining Corp.

… As we look ahead, we are confident that 2023 will be a year of extraordinary growth. As announced last month, we look forward to the future where Hut 8 Mining Corp. and US Bitcoin Corp. will combine in an all-stock merger of equals to grow into a highly diversified, US-domiciled, publicly traded organization.

The combination will see us with established self-mining operations at five mines, two in Canada and three in the US, running a total of 5.6 exahash with 244 megawatts of total energy available. It will give us 6 exahash of installed hosting capacity powered by 220 megawatts of hosting infrastructure at our site in Texas, with clients that include some of the largest miners in the industry. It will take us into the very nascent phase of managed infrastructure operations at two US sites, where USBTC has pioneered a new business model to capture untapped values in the mining ecosystem, which is incredibly exciting.

With managed infrastructure operations, the team goes into a miner’s existing site or sites and runs the day-to-day operations, manages the property, performs maintenance and, importantly, optimizes performance using USBTC’s purpose-driven software, which provides real-time monitoring capabilities to optimize the energy consumption of thousands of machines across the site. It also enables profitable participation in demand response programs and can help to balance the grid, improving grid stability while reducing energy costs.

And speaking of energy, the US Bitcoin team brings outstanding energy sourcing, management, and hedging capabilities to New Hut, significantly enhancing our ability to better plan around stable and predictable energy usage and mitigate fluctuating prices across markets.

We look forward to the expected completion of the business combination in Q2 and beginning to work together as a team. I’m very proud of our team’s commitment to operational excellence across the business and the trajectory of Hut 8. We look forward to continued success in 2023 as a further diversified digital asset mining, hosting, managed infrastructure operations, and high-performance computing organization.

…

Shenif Visram — CFO, Hut 8 Mining Corp.

… We have now ceased issuance under the ATM program, given the currently proposed business combination with USBTC.

…

Mike Colonnese — HC Wainwright

… If we look at post-merge environment here, you’ll be operating several different business lines. How should we think about strategic priorities for the balance of 2023, after the transaction closes, in how you intend to allocate capital?

Jaime Leverton

Yeah. We’re entirely focused on getting this transaction closed, as you can imagine, and working with the combined teams to plan out the integration. So it’s too soon for me to say where we’re going to be prioritizing capital allocation.

…

Jaime Leverton

… And again, really, really focus on getting our merger closed. We’re incredibly excited about the increased diversification of New Hut in the combined entity and the optionality that it’ll give us to strategically pivot as the supply environment continues to adjust.

…

George Sutton — Craig Hallum

I’d assume that was the case. So then, finally, is there any update you can give us on the closing process, in terms of things that you are awaiting in terms of stipulations or anything, that we need to be aware of?

And any sense of the timing of the close?

Jaime Leverton

Great question. So I’ll take that.

The closing of the proposed merger of equals with USBTC continues to be a top priority, as we’ve discussed, and we’re happy to share that we have received a no-action letter from the Competition Bureau of Canada in respect of the proposed merger. The letter confirms that the Competition Bureau does not, at this time, intend to challenge the proposed transaction under the merger provisions in the Competition Act.

This is a very positive development as we continue to work to obtain all necessary regulatory, shareholder, exchange, and other approvals required to close the transaction. So that’s as much of an update as I’ve got for you today.

…

Jaime Leverton

… So what we’ve always tried to do as a business and a leadership team is make sure that we have optionality built into the system which, for us, only increases when we get the merger closed with USBTC. And we really believe in the diversified business model that we’ve kicked off and, ultimately, again, expands with this merger because we really cannot predict where Bitcoin price is going to go or hashrate, in the short term, for sure. And keeping in mind we’re right about a year away from the halving, which has its own unique implications, as I think everyone’s aware.

…

Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking-information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8” or the “Company”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to: (i) the expected outcomes of the transaction, including Hut 8 Corp.’s (“New Hut”) assets and financial position; (ii) the ability of Hut 8 and US Bitcoin Corp. (“USBTC”) to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions of the transaction; (iii) the expected synergies related to the transaction in respect of strategy, operations and other matters; (iv) expectations related to New Hut's hashrate and self-mining capacity; and (v) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all and the anticipated timeline for the completion of the transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this communication, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, in the “Risks and Uncertainties” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s website at www.hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC. USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.